209 Tenth Avenue South, Suite 332
Nashville, Tennessee 37203
(325) 669-8023

January 11, 2010

Via EDGAR

U.S. Securities and Exchange Commission100 F. Street N.E.
Washington, D.C.  20549
Attn:	Chad Eskildsen
Division of Investment Management

Re:	Monteagle Funds
File No. 811-08529
File No. 333-41461

Dear Mr. Eskildsen:

The purpose of this letter is to respond to the comments and questions concerning the Monteagle Funds (the "Trust" or "Registrant") Annual Report for the Monteagle Informed Investor Growth Fund (the "Fund") for the period ending August 31, 2009.

In responding to your comments/questions we will refer back to previous Trust filings under the Securities Act of 1933 (the "Act").  The filings include:

Post-Effective Amendments to the Registration Statement on Form N-1A ("PEAs") --PEA 34 filed June 5, 2009, PEA 35 filed August 10, 2009 (pursuant to Rule 485(a) to addClass A and Class C shares), and PEA 36 filed November 11, 2009 (pursuant to Rule485(b) for effective registration of the new classes and the annual update covering all classes of shares);

a supplement filed July 20, 2009 (pursuant to Rule 497 concerning the Fund); and

the Registration Statement on Form N-14 filed on November 13, 2009 (the "Form N-14").

The comments and questions on the Fund's Annual Report were received on December 11, 2009 along with comments on the Form N-14.

Monteagle Funds August 31, 2009 Annual Report
Securities and Exchange Commission
January 11, 2010

Comments

Comment 1 – Please explain how the Fund's investment in the exchange traded fund ("ETF"), ProShare Ultra, is consistent with the Fund's objective of long term growth of capital.

Comment 2 – Please explain why the Fund's portfolio turnover was so high during the year and why high turnover was not included in the principal investment strategy in the prospectus.

Comment 3 – The Management Discussion of Fund Performance ("MDFP") does not provide sufficient disclosure.  Please provide an explanation of why Registrant thinks the MDFP provides shareholders with an adequate description of the investment strategies and techniques that impacted the Fund's performance.

Comment 4 – A typical "defensive position" taken by a mutual fund is a low risk investment like cash items or Treasury Bills.  Please explain how an investment in an ETF that tracks 200% of the daily movement of an index is a defensive position.  The prospectus does not appear to adequately disclose the risks the Fund takes when it invests in these types of ETFs.

Comment 5 – Explain why Registrant thinks that the significant investment, 25%, in leveraged ETF's is adequately described in the prospectus.

Responses

The following paragraphs should be read as a whole, not limiting a response to a particular comment to a designated paragraph.

With respect to Comment 1, Registrant notes that the use of ETFs is disclosed under the Principal Investment Strategy.  Registrant also believes that the growth of capital -- that is, the result achieved by the portfolio manager using the ETFs, is definitely consistent with the Fund's investment objective of long term growth of capital.

With respect to Comment 2, Registrant provided, under Principal Investment Risks, a high turnover risk:

Portfolio Turnover Risk. The Fund’s investment strategy may result in a high portfolio turnover rate.  A high portfolio turnover would result in correspondingly greater brokerage commission and may result in the distribution to shareholders of additional capital gains for tax purposes. These factors may negatively affect the Fund’s performance.

The portfolio manager's strategy is not to create high turnover; instead, high turnover is a consequence of the strategy.  High portfolio turnover was due, in part, to the portfolio manager's sell discipline.  That discipline has sell signals: sell-stops protect profits and minimize future losses; sell signal when stock's "Loss Limit" price safeguard is violated; and sell signal on any advancing indicators of a company's fundamental breakdown.  Sell-stop guidelines to protect profits look at Last Closing Price versus Holding High and calls for sales of one third of the position at declines of 12%, 14% and 16% from holding price high.  Sell-stop loss guidelines look at Loss Limits versus Last Closing Price and calls for sales of one third of the position at declines of 8%, 10% and 12%.  [It is this sell discipline that makes the use of ETFs appropriate.]  High portfolio turnover was due, in part, to the portfolio manager's strategy which is not to buy

Monteagle Funds August 31, 2009 Annual Report
Securities and Exchange Commission
January 11, 2010

and hold -- or, if defensive, to place the portfolio in cash and let sit.  Instead, the portfolio manager sees active trading as necessary to address market disturbances, volatility and the like.

With respect to Comments 4 and 5, Registrant is keenly aware of the difference between typical defensive strategies, like those of its other funds, and the defensive strategy which includes ETFs provided for the Fund.  The difference is extraordinary.  On the other hand, the results reflect that the ETFs, as used by the Fund's portfolio manager, not only helped the Fund preserve capital but also provided capital appreciation in a period marked by dramatic declines in market indexes and in other equity funds.  The results are set forth in the MDFP:

For the twelve months ending August 31, 2009, the MIIFX Fund reported a total return of +46.15% vs. -18.25% for theS&P 500 with dividends and -16.76% for the Russell 1000 Growth Index.  Since inception from April 3, 2008 to August 31, 2009, the Fund had an annualized total return of +19.75% vs. -16.72% for the S&P 500 with dividends and -13.77% for the Russell 1000 Growth Index.

The use of ETFs was not hidden.  The Fund's prospectus has, since inception, included under Principal Investment Strategy:

From time to time, the Fund’s Sub-adviser may determine that only a limited number of companies meet the criteria for investment described above. At such times, all or a significant portion of the Fund’s assets may be invested in broad market index exchange traded funds (“ETFs”), money market instruments (including money market mutual funds) or repurchase agreements for an extended period of time.

The Fund's prospectus has also included the use of ETFs under Temporary Defensive Position.  The pre-Fall 2009 version:

Temporary Defensive Position. The Fund may from time to time take temporary defensive positions that are inconsistent with the Fund’s principal investment strategies in attempting to respond to adverse market, economic, political, or other conditions.  For example, the Fund may hold all or a portion of its assets in broad market index ETFs, money market instruments, securities of no-load mutual funds or repurchase agreements.  If the Fund invests in shares of another mutual fund, the shareholders of the Fund generally will be subject to duplicative management fees.  As a result of engaging in these temporary measures, the Fund may not achieve its investment objective.

The Fund's prospectus was supplemented in July 2009 to provide shareholders and prospective investors additional information about the Fund -- including its use of ETFs:

Due to the Fund’s performance during the past year, a traumatic period when the Sub-adviser employed temporary defensive measures (as discussed on page 3 of the prospectus), Fund assets have increased in the past few months.  In light of the increase in assets and current market conditions, the Trust has decided to supplement the discussion of PRINCIPAL INVESTMENT STRATEGY on pages 1 and 2 of the prospectus which ends with the following paragraph.

Monteagle Funds August 31, 2009 Annual Report
Securities and Exchange Commission
January 11, 2010

From time to time, the Fund's Sub-adviser may determine that only a limited number of companies meet the criteria for investment describedabove. At such times, all or a significant portion of the Fund's assetsmay be invested in broad market index exchange traded funds ("ETFs"), money market instruments (including money market mutual funds) or repurchase agreements for an extended period of time.

The Fund’s Sub-adviser has determined that only a limited number of companies currently meet the criteria for investment; and that, in light of chaotic market conditions, additional caution and strict adherence to its investment strategy is essential.  In light of such, the Sub-adviser is proceeding in a studied and cautious manner to invest Fund assets; and a significant portion of the Fund's assets has been invested in ETFs and cash items.

The Sub-adviser views ETF’s as risky investments because they are more volatile – particularly those that are leveraged or inversely related to the market.   To address this risk, the Sub-adviser has strict sell procedures in place.

The Fund's prospectuses included in PEA 35 and PEA 36 continue the supplement language:

Temporary Defensive Position. The Fund may from time to time take temporary defensive positions that are inconsistent with the Fund’s principal investment strategies in attempting to respond to adverse market, economic, political, or other conditions. For example, the Fund may hold all or a portion of its assets in broad market index ETFs, money market instruments, securities of no-load mutual funds or repurchase agreements. The Sub-adviser may use ETF’s; however, the Sub-adviser views ETF’s as risky investments because they are more volatile – particularly those that are leveraged or inversely related to the market. To address this risk, the Sub-adviser has strict sell procedures in place. If the Fund invests in shares of another mutual fund, the shareholders of the Fund generally will be subject to duplicative management fees. As a result of engaging in these temporary measures, the Fund may not achieve its investment objective. (Emphasis Supplied)

In addition,  the Statement of Additional Information ("SAI") in PEA 36 has  an expanded discussion:

In addition, the Monteagle Informed Investor Growth Fund may hold all or a portion of its assets in broad market index ETFs, money market instruments, securities of no-load mutual funds or repurchase agreements.  The Sub-adviser has used ETF’s; however, the Sub-adviser views ETF’s as risky investments because they are more volatile – particularly those that are leveraged or inversely related to the market.  To address this risk, the Sub-adviser has strict sell procedures in place.  If the Monteagle Informed Investor Growth Fund invests in shares of another mutual fund, the shareholders of the Fund generally will be subject to duplicative management fees.  As a result of engaging in these temporary measures, the Fund may not achieve its investment objective.  To the extent the Monteagle Informed Investor Growth Fund invests in ETFs that are leveraged, you are exposed to the risk that any adverse daily performance of a Fund’s target index will be leveraged.  This means that, if the ETF’s target index experiences adverse daily performance, the Fund’s investment in the ETF will be reduced by a greater amount for every adverse performance.  Further, purchasing shares during a day may result in greater exposure to the performance of the target index if the target index moves in a direction adverse to the ETF

Monteagle Funds August 31, 2009 Annual Report
Securities and Exchange Commission
January 11, 2010

between the close of the markets on one trading day and before the close of the markets on the next trading day.  A short ETF is designed to profit from a transaction in which the ETF borrows securities from a broker and sells the borrowed securities.  To the extent the Monteagle Informed Investor Growth Fund invests in ETFs that are short (profit from the decline in the price of particular index) the market, you are exposed to the ETF’s risk that if the market price of the underlying security goes down between the time it sells the security and buys it back, the ETF will realize a gain on the transaction.  Conversely, if the underlying security goes up in price during the period, the ETF will realize a loss on the transaction – which may adversely affect its performance.

As can be seen, the Fund's disclosures concerning ETFs had been evolving prior to receipt of the comments on December 11, 2009.

Fund disclosures concerning ETFs continue to evolve.  Registrant did not anticipate that the market turmoil would last as long as it has or that there would be a need to utilize ETFs to the extent reflected in the comments.  Retail investors continue to be cautious if not skeptical about re-entering the market.  Federal stimulus packages and programs may not have made an impact or may be expiring -- causing market professionals as well as retail investors to react or over-react to events/news.  Because of this, the Fund's portfolio manager needs to use the resources necessary and available to achieve the Fund's objectives -- including the resource called leveraged or inversely correlated ETFs.  This gets us to Comment 5.  The portion of the Fund invested in ETFs changes from time to time based on the number of companies that meet the portfolio manager's criteria for investment and current events.  There have been periods where the leveraged ETFs are a significant percentage of the Fund; and there have been periods where the leveraged ETFs are not a significant percentage of the Fund.  Assessing the dominant theme is necessary when assessing the adequacy of disclosures.  If a period such as that described in Comment 5 is continuous, then expanded disclosures would be appropriate.  On the other hand, if a period such as that described in Comment 5 is an exception or isolated instance, then expanded disclosure is not necessary.  Registrant has been assessing the investments in ETFs and the perceived need to continue to utilize the leveraged ETFs; and has been considering expanded disclosures.

Comment 3, asks for an "explanation of why Registrant thinks the MDFP provides shareholders with an adequate description of the investment strategies and techniques that impacted the Fund's performance."  The relevant portion of the MDFP is:

What influenced the Fund’s performance?

In an effort to moderate the Fund’s volatility during the market turbulence of this past year, cash was used as a strategic asset.  It had been determined, over the course of this year, that only a limited number of companies met the Informed Investors criteria for investment purposes.  This, coupled with chaotic market conditions and a rapid decline in major indexes, led to a decision to utilize a portion of the Fund’s assets in ETFs (Exchange-Traded Funds) for an extended period of time.  It was this asset allocation decision that enhanced and stabilized the Fund’s performance during this past year ending August 31, 2009.  (Emphasis Supplied)

Monteagle Funds August 31, 2009 Annual Report
Securities and Exchange Commission
January 11, 2010

The discussion is very short.  On the other hand, the discussion accurately describes the action taken in response to market turbulence and chaotic market conditions.  It states the critical decision.  It points out that cash was used as a strategic asset and that a portion of the Fund's assets were in ETFs for an extended period of time.  The discussion could have been expanded to identify specific ETFs held on specific dates and the results of those holdings; but it did not.  Registrant considered the performance results in light of the securities used and the control mechanisms used (the sell discipline) and concluded that the MDFP was appropriate.

Closing

If you have any questions, comments, or desire further information, contact me at any time at the number set forth above or Trust counsel, Charles W. Lutter, Jr. (“Chuck”), at (210) 496-5438.

Sincerely,
MONTEAGLE FUNDS
Paul B. Ordonio, JD